January 21, 2020
Via Edgar
Mr. Adam Phippen
Office of Trade & Services
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

Re:  G. Willi-Food International Ltd. (the “Company”)
Form 20-F for the Fiscal Year Ended December 31, 2018
Filed March 27, 2019
Response Dated December 23, 2019
File No. 0-29256

Dear Mr. Phippen:

We enclose our response to the comment raised by the staff of the Securities and Exchange Commission (the “Staff”) in its comment letter, dated January 6, 2020 (the “Comment Letter”), with respect to the above-referenced Form 20-F for the fiscal year ended December 31, 2018 (the “Form 20-F”) and our response dated December 23, 2019.

For your convenience, the comment of the Staff has been restated below in its entirety in bold, with the response to the comment set forth immediately thereafter.

Form 20-F for the Fiscal Year Ended December 31, 2018

Item 19. Exhibits, page 90

1.
We note that your Form 20-F is incorporated by reference in Form S-8 filed October 14, 2014. As such, please provide the consents of your independent registered public accounting firms or tell us why consents are not required. Refer to Item 19 of Form 20-F.

The Company has filed an amended Form 20-F to provide the requested consent of its independent registered public accounting firm.

If you have any questions or concerns, please contact Mr. Joshua Ravitz, Adv. of Gross, Kleinhendler, Hodak, Halevy, Greenberg, Shenhav & Co. at 972-3-607-4480.

Very truly yours,

G. WILL-FOOD INTERATIONAL LTD.

	By:	/s/ Yitschak Barabi
Yitschak Barabi
Financial Manager
cc Mr. Joshua Ravitz, Adv.